MATERIAL CHANGE REPORT

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK/PRINCE EDWARD ISLAND/YUKON
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

Item 1:

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Queenstake Resources Ltd.

712C – 12th Street

New Westminster, B.C.  V3M 4J6

Item 2:

Date of Material Change

May 20, 2003

Item 3:

Press Release

The Press Release was disseminated on May 20, 2003, to the Toronto Stock Exchange being the only exchange upon which the shares of the Company are listed and through various other approved public media and was SEDAR filed with the provincial securities commissions.

Item 4:

Summary of Material Change(s)

Queenstake Resources Ltd. (the “Issuer”) has entered into a non-binding letter of intent (“LOI”) with certain subsidiaries of AngloGold Limited (“AngloGold”) and Meridian Gold Inc. (“Meridian”) (collectively the “Sellers”) outlining terms for the Issuer to acquire their respective 70% and 30% interests in the operating Jerritt Canyon gold mine, located in the Independence Mountain Range of Nevada, USA.  The consideration payable for the acquisition will consist of cash payments, 32 million common shares of the Issuer, production royalties and assumption of reclamation and environmental obligations.  The replacement of the Sellers’ existing surety bonds will be achieved by a closure and reclamation insurance policy underwritten by AIG Environmental (“AIG”), a division of American International Companies, at an expected premium cost to the Issuer of US$31.75 million.  Financing for the acquisition is expected to consist of a combination of debt and equity.  Closing of the acquisition is subject to a number of conditions, including receipt of all necessary regulatory and shareholder approvals.

Item 5:

Full Description of Material Change

The Issuer has entered into a non-binding LOI with certain subsidiaries of AngloGold and Meridian outlining terms for the Issuer to acquire their respective 70% and 30% interests in the operating Jerritt Canyon gold mine, located in the Independence Mountain Range of Nevada, USA, just north of the Carlin Trend.

On April 8, 2003, the Issuer announced that its earlier planned acquisition of the Jerritt Canyon mine had terminated due to changes in market conditions, namely a significant drop in the gold price and the uncertainties created by the onset of war in Iraq.  All parties have now signed a mutual release from the earlier February 27, 2003 purchase and sale agreement.  Under the LOI, the Issuer has exclusivity to negotiate a new definitive asset purchase and sale agreement, subject to regulatory and any required shareholder approvals, to acquire the Jerritt Canyon mine, with closing expected to take place on or about June 25, 2003.

On execution of the LOI, the Issuer paid to the Sellers US$250,000 towards the purchase price. The remaining consideration payable for the acquisition consists of the payment of a further US$1.25 million on closing of the acquisition together with the issuance of 32 million common shares of the Issuer, US$6 million payable in quarterly installments of US$1 million commencing on the earlier of repayment of the Issuer’s senior debt financing or June 30, 2005. A net smelter return royalty will also be payable to the Sellers commencing on the earlier of repayment of the Issuer’s senior debt financing or June 30, 2005, based on a sliding scale ranging from 2% to 4% should gold prices exceed US$320 per ounce. The royalty is capped at US$4 million at which point the royalty will convert to a 1% net profits interest royalty payable only to AngloGold.

The Issuer will also assume all reclamation and environmental liabilities of the Sellers. The required replacement of existing surety bonds will be achieved by a closure and reclamation insurance policy underwritten by AIG, a division of American International Companies.  The premium cost to the Issuer of such insurance policy, which will fund the pre-existing closure and reclamation costs, will be US$31.75 million.  The policy will also include a US$1.5 million performance bond in favour of the Sellers.

The assets of Jerritt Canyon comprise four operating underground mines, a 1.5 million ton per year  (4,000 tonnes per day) capacity mill and approximately 100 square miles of patented and unpatented mineral claims on both public and private lands.  The Jerritt Canyon mine has been in continuous operation since 1980 and has reportedly produced in excess of 6 million ounces of gold.

As at December 25, 2002, Jerritt Canyon had proven and probable reserves, consisting of both in situ reserves and stockpile material, of 2.5 million tons at an average grade of 0.24 ounces per ton, totaling 581,000 contained ounces of gold, plus a measured and indicated resource of a further 5 million tons, grading 0.26 ounces, totalling a further 1.3 million ounces.  The following table sets forth the reserves and resources at December 31, 2002 as reported by the Jerritt Canyon joint venture partners and audited as part of the Issuer’s due diligence by Pincock Allen and Holt of Denver.  Paul Borrastero of Pincock Allen and Holt is the qualified person (as defined in National Instrument 43-101) responsible for the audit of the reserves and resources.

Proven and Probable Reserves

Category	Tons	Gold Grade (ounces per ton)	Contained ounces Gold
Proven	668,635	0.375	250,474
Probable	1,794,885	0.184	330,439
Total	2,463,520	0.236	580,913

Measured, Indicated and Inferred Resources in addition to Reserves

Category	Tons	Gold Grade (ounces per ton)	Contained ounces Gold
Measured	359,134	0.298	107 013
Indicated	4,608,447	0.258	1,189,209
Total Measured and
Indicated	4,967,581	0.261	1,296,222
Inferred	3,867,388	0.268	1,034,653

The Jerritt Canyon district has a long history of reserve replacement and the Issuer and its technical consultants expect that record to continue.  Much of the resources noted above are accessible from existing infrastructure and conversion to reserves for eventual mining is anticipated by the Issuer with a high degree of confidence.  The Issuer has identified resources that, subject to successful delineation drilling or other development work, may be expected to form the basis of reserves in sufficient quantity to maintain production at the mine until late 2007.  If these resources are successfully converted to reserves the anticipated production during this period is estimated at 1.15 million ounces of gold.  The Issuer expects to maintain the historic mill throughput rate for approximately the next two years and to then reduce mill feed to a rate commensurate with underground mine production rates but with a higher overall feed grade.  Production rates at this level are expected to result in average annual gold production of 225,000 ounces of gold.  Cash operating costs are expected to range from US$235 to US$250 per ounce while capital costs to achieve the conversion of resources to reserves is expected to be of the order of US$20 to US$25 per ounce.

The Issuer considers that resources may also be expanded by exploration in the vicinity of existing resources, while the district as a whole is considered by the Issuer to present many exciting exploration opportunities, particularly in the less explored and entirely unexploited southern section of the claim block. The Issuer’s view is that potential exists in the district for the additional discovery of mineralization in zones of 100,000 to 1 million ounce potential at grades comparable to existing deposits.  The potential may also exist for deep, high-grade mineralization in “feeders” such as that found on the nearby Carlin Trend.

Closing of the acquisition, which is expected to close no later than June 30, 2003, is subject to a number of conditions, including completion of definitive documentation and receipt of all necessary regulatory and shareholder approvals.  The Issuer must also complete the required financing expected to total approximately US$35 to US$45 million.  Financing for the acquisition is expected to consist of a combination of debt and equity.

A senior financial institution (the “Lender”) has delivered a summary of the principal terms and conditions under which it is prepared to enter into a secured senior debt financing with the Issuer of between US$20 and US$25 million (the “Debt Financing”). The Debt Financing is subject to, among other things, due diligence, completion of an equity financing of at least US$15 million and a floor price of not less than US$330 per ounce of gold.  It is anticipated that the Issuer will provide this price protection by way of purchase of put options. A part of the proposed Debt Financing includes the requirement that the Issuer issue share purchase warrants to the Lender exercisable at a nominal cost to acquire 10% of the Issuer’s issued and outstanding common shares on a fully diluted, post-acquisition basis. Cash costs of the proposed Debt Financing include a 2% cash closing fee to the Lender and interest at the rate of US Prime Rate plus 7%.

Westwind Partners Inc. (“Westwind”) has acted as financial advisor to the Issuer in connection with the acquisition and Debt Financing and have agreed to act as lead agent in connection with an equity offering of not less than US$15 million of units of the Issuer consisting of common shares and share purchase warrants (the “Offering”).  The Offering is subject to, among other things, satisfactory completion of due diligence and the Issuer securing senior Debt Financing of not less than US$20 million. In consideration of the services of Westwind, the Issuer has agreed to issue and pay to Westwind: (i) 1,000,000 share purchase warrants exerciseable to purchase 1,000,000 common shares of the Issuer at a price of C$0.20 per share until May 3, 2004 as an engagement fee; (ii) a fee equal to 4% based on the value of the gross proceeds raised under the Debt Financing; and (iii) a cash commission equal to 6% of the total gross proceeds raised under the Offering together with broker’s warrants entitling Westwind to purchase up to 6% of the number of units sold under the Offering for a period of twelve months.   The Issuer has received regulatory approval for, and will be proceeding with the issue of, the 1,000,000 engagement fee warrants to Westwind immediately.

The closing of the acquisition will transform the Issuer, currently 50% owner and operator of the newly commissioned, small-scale Magistral gold mine in Mexico, from an emerging to a mid-tier gold producer with projected annual production in excess of 300,000 ounces per year on a pro-forma basis.  Free cash flow attributable to the Issuer’s shareholders will be significantly enhanced through the addition of mature, stable cash flows, supported by the significant resource base at Jerritt Canyon and extensive exploration potential.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia), or
Reliance on Section 118(2) of the Securities Act (Alberta), or
Reliance on Section 84(2) of the Securities Act, 1988 (Saskatchewan), or
Reliance on Section 75(3) of the Securities Act (Ontario), or
Reliance on Section 81(3) of the Securities Act (Nova Scotia), or
Reliance on National Policy No. 40 (Manitoba), or
Reliance on Section 74 of the Securities Act (Quebec), or
Reliance on Section 5 of the Regulation to the Securities Act (Newfoundland), or
Reliance on National Policy No. 40 (New Brunswick), or
Reliance on National Policy No. 40 (Prince Edward Island), or
Reliance on National Policy No. 40 (Yukon).

Not applicable.

Item 7:

Omitted Information

Not applicable

Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary (604) 516-0566

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of New Westminster, in the Province of British Columbia, this 30th day of  May, 2003.

“Doris Meyer” Doris Meyer, Vice-President, Finance and Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]